SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces management reorganization

New CFO and Board composition aimed at optimizing talent allocation and enhancing the Group’s shareholder value creation

São Paulo, July 28, 2016 - GOL Linhas Aéreas Inteligentes S.A. - “GLAI” or “Group” (BM&FBOVESPA: GOLL4 and NYSE: GOL), Brazil's largest air transportation and travel services group, with annual revenues of R$10 billion, today announced the nomination of new board members and Richard Lark’s election as its Executive Vice President, Chief Financial Officer and Investor Relations Officer.  Edmar Prado Lopes Neto, who held these functions since 2012, will take on new challenges within the Group after the transition is completed.

Richard led these functions from April 2003 to June 2008, a period of shareholder value creation during which GLAI grew to more than 100 aircraft and annual revenues of over R$6 billion, went public in a simultaneous listing on the BM&FBOVESPA and the NYSE, raised US$2 billion in long-term financing and effected the acquisition of Varig’s passenger transportation and Smiles loyalty program operations.  Since June 2008 he has been part of GLAI’s Board of Directors and led a private equity investment firm, managed and restructured companies, and acted as board member of various private and public enterprises.  Previously, Richard was the founding director and CFO of Americanas.com and an executive of investment banks Morgan Stanley, Citicorp and First Boston.

GLAI initiated a financial and operational restructuring plan in mid-2015 in response to the challenges posed by the Brazilian macroeconomic scenario.  With the advances in operational efficiency, this plan is in final stages of implementation.  “Richard has overseen the various stages of our restructuring plan and has accepted the invitation to contribute more decisively to the Group’s value creation efforts, GLAI’s recapitalization process and its resumption of profitable growth.  We continue improving the allocation our talents and will soon announce Edmar’s new challenges within the Group once the transition is completed”, said Paulo Kakinoff, GLAI’s CEO.

In compliance with the Group’s corporate governance practices, Richard leaves his positions as GLAI’s board independent member and as financial expert of the Audit Committee.  The Financial Policy and Risk Policies Committees will continue under the leadership of Richard.  Henrique Constantino also leaves his position at the Group's Board of Directors.

André Jánszky has been nominated to assume Richard’s seat on the board.  André is a corporate lawyer with degrees from NYU and Fordham Law School, is the managing partner of the São Paulo office of the international law firm Milbank, Tweed, Hadley & McCloy, and also leads the activities of the firm in Latin America.  André is cited by industry journals as one of the leading US lawyers practicing in Brazil, and has extensive experience in capital markets financings, mergers and acquisitions, private equity investments, and other corporate transactions.

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GOL announces management reorganization

Anna Luiza Constantino has been nominated to replace Henrique on the board.  Anna is a financial analyst with a BS degree in finance from the University of Central Florida.  She works in analysis and research at Bloomberg Intelligence in New York and she has worked in finance and control at Lockheed Martin.  The appointed new board members, André Jánszky and Anna Luiza Constantino, shall be elected at GLAI’s Extraordinary General Meeting (EGM) to be convened in due course.

In April 2016, Germán Quiroga joined GLAI’s Board of Directors, bringing over 25 years of experience in marketing and technology.  He has a degree in electrical engineering from the Instituto Militar de Engenharia (IME) and a master's degree in digital systems from the Escola Politécnica of USP.  Germán was founder, CIO and CMO of Americanas.com, CIO and CMO of Cyrela, and founder, CEO and member of the Board of Directors of Pontofrio.com, e-platform, e-hub, Nova Pontocom and Cnova.  At Cnova he led the Company's IPO on NASDAQ.  He is currently Vice-Chairman of the Board of Directors of Totvs.

Constantino de Oliveira Junior, Chairman of GLAI’s Board, commented “we are injecting new blood in our board and strengthening its composition with professionals with extensive, diverse and complementary experience.  We are convinced that this will lead us to an even higher level of value creation for our shareholders”.

André Jánszky shall take in addition to the independent director seat, Richard's position on the Audit Committee.  Thus, this Committee will then have Antonio Kandir, Germán Quiroga and André Jánszky as its members.

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GOL announces management reorganization

Investor Relations

Richard Lark

Thiago Stanger

ri@voegol.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GLAI - GOL Linhas Aéreas Inteligentes S.A. (www.voegol.com.br): Brazil's largest air transportation and travel services group, with annual revenues in excess of R$10 billion, with three main businesses: passenger transportation, cargo transportation and coalition loyalty program.  GOL is Latin America’s largest low-cost and low-fare carrier, operating approximately 860 daily flights to 65 destinations, being 13 international in South America and the Caribbean.  GOLLOG is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries.  SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide.  GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), GLAI has the following ratings CCC (Standard & Poor's), IDR (Fitch) and Caa3 (Moody’s).

Forward Looking Statements: this press release may contain forward looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Group performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to GLAI, are intended to identify forward looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward looking statements.  Such statements reflect the current views of GLAI’s management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.  Group’s non-financial information was not reviewed by independent auditors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.